Exhibit 97

Compensation Clawback and Disclosure Policy

1.General Purpose:

To appropriately align the interests of executive officers and other employees of the Company and its subsidiaries and affiliates (together, the “Company) with those of the Company and to ensure that Company incentives appropriately balance risk and reward (the "Policy"). This Policy consists of a Mandatory Policy (as defined and set forth in Section 4 hereof) and a Discretionary Policy (as defined and set forth in Section 6 hereof).

2.Administration:

This Policy shall be administered by the Human Capital and Compensation Committee (the “Committee”). Any determinations made by the Committee shall be final, conclusive and binding on all Covered Executives and Other Covered Person subject to this Policy.

3.Covered Executives and Other Covered Persons:

This Policy applies to the Company's current and former executive officers, as determined by the Committee in accordance with 17 C.F.R. §240.10D-1 and the listing standards (the “Listing Standards”) of any national securities exchange or national securities association on which the Company's securities are listed (the “Exchange”) (the "Covered Executives"), and such other individuals as the Committee may deem appropriate ("Other Covered Persons").

4.Mandatory Policy in the Context of Accounting Restatements

4.1 General. The policy described in this Section 4 is referred to herein as the “Mandatory Policy.” The Mandatory Policy is adopted in accordance with, and is intended to comply with, the applicable Listing Standards and 17 C.F.R. §240.10D-1, which require listed companies to adopt and comply with a compensation recovery (“clawback”) policy.

4.2 Statement of Policy. If the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws (including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period) (an “Accounting Restatement”), then the Company will recover reasonably promptly the amount of all Erroneously Awarded Compensation received by a Covered Executive:

a.    After beginning service as a Covered Executive;

b.    Who served as a Covered Executive at any time during the performance period for that Incentive-Based Compensation;
c.    While the Company has a class of securities listed on a national securities exchange or national securities association; and

d.    During the three completed fiscal years immediately preceding the date that the Company is required to prepare the Accounting Restatement and any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years. For purposes of this Policy, a transition period between the last date of the Company’s previous fiscal year and the first day of its new fiscal year that comprises a period of nine to twelve months would be deemed a completed fiscal year. The date that the Company is required to prepare an Accounting Restatement shall be determined pursuant to 17 C.F.R. §240.10D-1 and the Listing Standards.

Notwithstanding the foregoing, this Mandatory Policy shall only apply to Incentive-Based Compensation Received on or after October 2, 2023 (the “Effective Date”).

The Company’s obligation to recover Erroneously Awarded Compensation pursuant to this Mandatory Policy is not dependent on when the restated financial statements are filed.

4.3 Incentive-Based Compensation. For purposes of this Mandatory Policy, “Incentive-Based Compensation,” pursuant to 17 C.F.R. §240.10D-1(d) and the Listing Standards, is any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

4.4 Financial Reporting Measure. For purposes of this Mandatory Policy, a "Financial Reporting Measure,” pursuant to 17 C.F.R. §240.10D-1(d) and the Listing Standards, is a measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measure that is derived wholly or in part from such measures. Stock price and total shareholder return are also Financial Reporting Measures. A Financial Reporting Measure need not be presented within the Company’s financial statements or included in a filing with the SEC

4.5 Erroneously Awarded Compensation. The amount of Incentive-Based Compensation subject to the Mandatory Policy (“Erroneously Awarded Compensation”) is the amount of Incentive-Based Compensation received that exceeds the amount of Incentive Based-Compensation that otherwise would have been received had it been determined based on the restated amounts and shall be computed without regard to any taxes paid. For Incentive-Based Compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in an accounting restatement: (1) the amount shall be based on a reasonable estimate of the effect of the accounting restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was received; and (2) the Company must maintain documentation of the determination of that reasonable estimate and provide such documentation to the Exchange.

4.6 Recovery and Certain Exceptions. The Company shall recover reasonably promptly any Erroneously Awarded Compensation except to the extent that the conditions of paragraphs (a), (b), or (c) below apply. The Committee shall determine the repayment schedule for each amount of Erroneously Awarded Compensation in a manner that complies with this “reasonably promptly” requirement. Such determination shall be consistent with any applicable legal guidance, by the SEC, judicial opinion, or otherwise. The determination of “reasonably promptly” may vary from case to case and the Committee is authorized to adopt additional rules to further describe what repayment schedules satisfy this requirement.

(a) Erroneously Awarded Compensation need not be recovered if the direct expense paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered and the Committee has made a determination that recovery would be impracticable. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on expense of enforcement, the Company shall make a reasonable attempt to recover such Erroneously Awarded Compensation, document such reasonable attempt(s) to recover, and provide that documentation to the Exchange.

(b) Erroneously Awarded Compensation need not be recovered if recovery would violate home country law where that law was adopted prior to November 28, 2022. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on violation of home country law, the Company shall obtain an opinion of home country counsel, acceptable to the Exchange, that recovery would result in such a violation and shall provide such opinion to the Exchange.

(c) Erroneously Awarded Compensation need not be recovered if recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the registrant, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

4.7 Application to Other Covered Persons. In addition to the Covered Executives, the Mandatory Policy shall apply to any Other Covered Persons, as if they were Covered Executives. The Committee shall have the discretion to decide whether to require reimbursement or forfeiture of Erroneously Awarded Compensation by an Other Covered Person and to determine the amount and form of such recovery.

5.No Indemnification:

Notwithstanding anything to the contrary in any other policy of the Company or any agreement between the Company and a Covered Executive, no Covered Executive shall be indemnified by the Company against the loss of any Erroneously Awarded Compensation.

6.Discretionary Policy:

1.1 General. The policy described in this Section 6 is referred to herein as the “Discretionary Policy.” The Discretionary Policy is in addition to the Mandatory Policy and shall not limit the Mandatory Policy in any manner.

1.2 Covered Events. The following events shall constitute “Covered Events” for purposes of this Discretionary Policy as determined by the Committee:

a.termination of employment for cause;
b.fraud, illegality or misconduct;
c.violation of any Company and/or Subsidiary code of ethics, conflict of interest, insider trading or similar policy or code of conduct;
d.breach of any noncompetition, non-solicitation, confidentiality or other restrictive covenant;
e.engaging in Detrimental Activity, as defined in section 6.6, by the Covered Executive or Other Covered Person
f.failure to comply with or satisfy risk management requirements or objectives resulting in a Significant Adverse Effect to the Company; or
g.failure to comply with requirements of applicable laws, rules or regulations or any applicable Listing Standards, including, but not limited to, as required by the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act resulting in a Significant Adverse Effect to the Company.

1.3Statement of Discretionary Policy. If (i) a Covered Event relating to a Covered Executive or an Other Covered Person occurs, and (ii) the Covered Executive knowingly or negligently engaged in misconduct, knowingly or negligently failed to prevent the misconduct, or is one of the individuals subject to automatic forfeiture under Section 304 of the Sarbanes-Oxley Act of 2002 (and not otherwise exempted) then, the Company may require reimbursement of compensation received by the Covered Executive or Other Covered Person during the three completed fiscal years immediately preceding the date that the event occurred, and in accordance with applicable policy, law, rules or regulations. In addition, Company may require forfeiture of compensation granted that has not yet vested as described in compensation agreements. Compensation subject to clawback will be restricted to Incentive-Based Compensation as defined in section 6.4 of the Discretionary Policy.

1.4Incentive-Based Compensation. For purposes of this Discretionary Policy, “Incentive-Based Compensation,” is any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

1.5For purposes of this Discretionary Policy, a "Financial Reporting Measure,” is a measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measure that is derived wholly or in part from such measures. Stock price and total shareholder return are also Financial Reporting Measures. A Financial Reporting Measure need not be presented within the Company’s financial statements or included in a filing with the SEC.

1.6Detrimental Activity means any activity that, in the Company’s judgment and sole discretion, causes, or could reasonably be expected to cause, harm to the Company’s performance or reputation. Examples of conduct that could rise to the level of “Detrimental Activity” include but are not limited to significant violation of

Company policy and significant poor performance that continues after warning of such performance.

1.7Significant Adverse Effect means any activity that causes, or could reasonably be expected to cause, individually or in the aggregate, material harm to Company’s assets, financial condition, operations or reputation.

Notwithstanding the foregoing, this Discretionary Policy shall supersede any other discretionary clawback policy that has been in place.

7.Disclosure:

The Company shall file all disclosures with respect to this Policy in accordance with the requirements of the U.S. Federal securities laws, including the disclosure required by the applicable SEC filings. In the event the Company requires reimbursement or forfeiture of any Incentive-Based Compensation of any Covered Executive who is or was designated as an officer of the Company under Section 16(a) of the Exchange Act, the Company intends to disclose such action in the Company’s annual proxy statement to shareholders provided that the underlying event giving rise to the recoupment has already been publicly disclosed in the Company’s filings with the SEC, through a Company press release or other public communication. The Company intends to include in its disclosure a general description of the circumstances giving rise to the Incentive-Based Compensation recovery and the aggregate amount of Incentive-Based Compensation recovered. The Company may limit its disclosure if it could reasonably be expected to result in or prejudice the Company with respect to any existing or threatened regulatory action, litigation, arbitration or proceeding against the Company, or could potentially violate any applicable privacy requirements.

8.Interpretation and Amendments:

The Mandatory Policy shall be interpreted to comply with the clawback rules found in 17 C.F.R. §240.10D-1 and the related Listing Standards of the Exchange, and, to the extent this Policy is any manner deemed inconsistent with such rules, this Policy shall be treated as retroactively amended to be compliant with such rules.

9.Other Recoupment Rights:

The Committee intends that this Policy will be applied to the fullest extent of the law. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement, incentive compensation plan or any other legal remedies available to the Company. Nothing in this Policy shall be viewed as limiting the right of the Company or the Compensation Committee to pursue recoupment under or as provided in any law, rule or regulation (including, without limitation, Section 304 of the Sarbanes-Oxley Act of 2002).

10.Agreement to Policy by Covered Executives and Other Covered Persons:

The Committee shall take reasonable steps to inform Covered Executives and Other Covered Persons of this Policy and obtain their agreement to this Policy, which steps may constitute the inclusion of this Policy as an attachment to any award that is accepted by the Executive Officer or Other Covered Person.